

October 28, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Jon R. Moeller
Chief Financial Officer
Procter & Gamble Co.
One Procter & Gamble Plaza
Cincinnati, OH 45202

   Re: Procter & Gamble Co.
     Form 10-K for Fiscal Year Ended June 30, 2015
     Filed August 7, 2015
     Response Letter Dated September 24, 2015
     File No. 1-434

Dear Mr. Moeller:

   We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Venezuela Impacts, page 29

1. We note on page 29 that evolving conditions in currency and other operating controls and restrictions in Venezuela have resulted in an other-than-temporary lack of exchangeability, which has resulted in a lack of control over your Venezuelan subsidiaries. Please explain to us in more detail the other operating controls and restrictions and their relative role in frustrating your control over your Venezuelan subsidiaries vis-à-vis the currency controls.

2.   Please provide us with the volume history of bolivar to U.S. dollar exchanges which were applied for, the amount of transactions actually settled, and the amount of U.S. dollars remitted to settle intercompany payables or pay dividends for the past three fiscal years and subsequent to the balance sheet date.

3.   Please provide us with an analysis of the amounts and components of your $2.1 billion after-tax charge resulting from the deconsolidation of your Venezuelan subsidiaries. In your response include a condensed combined balance sheet of your Venezuelan subsidiaries just prior to their deconsolidation and reconcile the net assets to the amount of your charge.

4.   We note you have begun accounting for your investment in Venezuelan subsidiaries using the cost method of accounting. Please tell us and disclose in future filings the total amount of your cost method investment for your Venezuelan subsidiaries to the extent material.

5.   We also note your disclosure on page 29 that you will include sales of finished goods to your Venezuelan subsidiaries to the extent you receive payments from Venezuela. Please tell us the amount of unrecognized sales and related cost of sales for which cash payments have not been received as of June 30, 2015 and September 30, 2015.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W, John Cash

                                        W. John Cash
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction